Dillard's Inc.
1600 Cantrell Road - P.O. Box 486 - Little Rock, Arkansas 72203
Telephone: 501-376-5200 Fax: 501-376-5917

James I. Freeman
Senior Vice-President
Chief Financial Officer
Telephone: 501-376-5980
Fax: 501-376-5917

March 30, 2007

United States Security and Exchange Commission
Michael Moran, Accounting Branch Chief
100 F Street N.E.
Washington, DC 20549-7010

Dear Mr. Moran:

We are in receipt of your letter dated March 20, 2007 regarding our Form 10-K for the Fiscal Year Ended January 28, 2006 and our Form 10-Q for the Fiscal Quarter Ended October 28, 2006. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each comment is noted directly below the quoted comment. As noted in response to comment No. 1, we will make the changes discussed in future filings, commencing with our 10-K for the Fiscal Year Ending February 3, 2007.

Form 10-K for the Fiscal Year Ended January 28, 2006

General

1.
Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Response: As requested, each response relating to additional disclosures or revisions to disclosures is accompanied by language showing what the revisions will look like in future filings, using information as of the end of our 2005 fiscal year. Such disclosures or revisions will be made in future filings, commencing with our Form 10-K for the Fiscal Year Ended February 3, 2007.

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

General-- Service Charges, Interest and Other Income, page 13

2.    We have read your response to comment 4 of our letter dated February 13, 2007 regarding the revised classification of equity income from joint ventures to a separate line within operating expenses in your income statement. We continue to believe that you should present equity income from joint ventures below operating expenses, after your income tax provision and before income or loss from continuing operations to comply with Rule 5-03.13 of Regulation S-X. Please revise your financial statements accordingly.

Response: The Company will present equity income from joint ventures after the provision for income taxes. Additionally, the Company will reclassify gains on the sale of assets out of revenue to a separate line within operating income.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note1. Description of Business and Summary of Significant Accounting Policies

Vendor Allowance, page F-11
Advertising, page F-11

3.    We have read your response to comment 7 of our letter dated February 13, 2007 regarding vendor allowances being netted against gross advertising and promotional expenses. In accordance with paragraph .49 of SOP 93-7, you are required to disclose gross advertising costs. As requested in our previous comment, please also disclose for all periods presented the amount of vendor allowances being netted against gross advertising and promotional expense you currently disclose.

Response: Our proposed disclosure follows:

(Vendor Allowance, page F-11)
For cooperative advertising programs, the Company generally offsets the allowances against the related advertising expense when incurred. Many of these programs require proof-of-advertising to be provided to the vendor to support the reimbursement of the incurred cost. Programs that do not require proof-of-advertising are monitored to ensure that the allowance provided by each vendor is a reimbursement of costs incurred to advertise for that particular vendor. If the allowance exceeds the advertising costs incurred on a vendor-specific basis, then the excess allowance from the vendor is recorded as a reduction of merchandise cost for that vendor.

(Advertising, page F-11)
Advertising and promotional costs, which include newspaper, television, radio and other media advertising, are expensed as incurred and were $205 million, $229 million and $246 million, net of cooperative advertising reimbursements of $67.1 million, $57.8 million and $58.3 million for fiscal years 2006, 2005 and 2004, respectively.

Revenue Recognition, Page F-11
Note 2.Disposition of Credit Card Receivables, page F-13

4.    We have read your response to comment 10 of our letter dated February 13, 2007 regarding the income you receive in connection with your private label credit card agreement with GE for your proprietary credit card. According to your response, you are required under the agreement to perform several significant responsibilities not currently disclosed in order to earn the income you receive. Please revise the note disclosures under your revenue recognition accounting policy to include the amounts received each year and explain in more detail the obligations you are required to perform under the agreement to earn the income. Refer to SAB Topic 13.A.3 regarding performance obligations.

Response: Our proposed disclosure for the GE credit card portion of our revenue recognition accounting policy follows:

Prior to the sale of its credit card business to GE, finance charge revenue earned on customer accounts serviced by the Company under its proprietary credit card program was recognized in the period in which it was earned.  Beginning November 1, 2004, the Company’s share of income earned under the long-term marketing and servicing alliance is included as a component of Service Charges, Interest and Other Income.  The Company received income of approximately $125 million, $105 million and $14 million from GE in 2006, 2005 and 2004, respectively.  Further pursuant to this agreement, the Company has no continuing involvement other than to honor the GE credit cards in its stores.  Although not obligated to a specific level of marketing commitment, the Company participates in the marketing of the GE credit cards and accepts payments on the GE credit cards in its stores as a convenience to customers who prefer to pay in person rather than by mailing their payments to GE.  Amounts received for providing these services are included in the amounts disclosed above.

The Company acknowledges that:

1.    We are responsible for the adequacy and accuracy of the disclosures in the filing.
2.    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.    The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James I. Freeman
Senior Vice President, Chief Financial Officer